Exhibit 4.22

15th November 2013	IBM Daksh Business Process Services Pvt. Ltd. DLF Building No. 8, Tower – B, 4th Floor, DLF Cyber City, DLF Phase II Gurgaon – 122002, India Tel: +91-124-4635100 Fax: +91-124-4263311

Jasmeet Singh,

Head – Contract Centre Group,

Make My Trip Private Limited,

Plot No 243, 4th Floor,

SP Infocity, Udyog Vihar Phase 1,

Gurgaon, Haryana, 122 016.

Subject: Change of Control of IBM Daksh Business Process Services Private Limited (India)

Contracts: Business Process Outsourcing Services Agreement dated March 5, 2008 and, SOW dated 5th March 2008 & 1st January 2012 (collectively the “Contract”).

Dear Jasmeet:

On September 10, 2013, International Business Machines Corporation (“IBM”) and SYNNEX Corporation (“SYNNEX”) announced that they entered into a definitive agreement (the “Acquisition”) in which SYNNEX will acquire IBM’s worldwide customer care business process and insurance processing outsourcing services businesses (the “CRM Business”). The Acquisition will be branded and fully integrated with Concentrix Corporation (“Concentrix”), a wholly owned subsidiary of SYNNEX. The initial closing of the Acquisition is expected to occur on January 31, 2014, subject to the satisfaction of regulatory requirements and customary closing conditions (the “Closing Date”). You will be notified if the closing does not occur on that date.

Concentrix is the global business services division of SYNNEX with award-winning expertise in providing its clients with platforms and services to enable their customer strategy. SYNNEX, a Fortune 500 corporation, is a leading business process services company, servicing resellers, retailers and original equipment manufacturers in multiple regions around the world. This acquisition will benefit you with continuing world class solutions and support provided by a unified, talented and efficient team dedicated to the CRM Business.

As part of the Acquisition, Concentrix will be acquiring ownership of IBM Daksh Business Process Services Private Limited (India) (“Daksh”), the legal entity that holds your Contract. This change of ownership of Daksh, from IBM to Concentrix, will occur on the Closing Date (the “Change of Control”).

The legal name of “IBM Daksh Business Process Services Private Limited (India)” will change at some time after the Closing Date. The Change of Control will not affect any agreements that you have with IBM for other products and services. Important information about doing business with Daksh after the Closing Date will be provided to you as we get closer to the Closing Date.

Some of the services under your Contract may be performed by in-scope personnel that are located in other countries and the closing dates for those countries may be later than the Closing Date. IBM will continue to perform those services without interruption pursuant to a subcontracting arrangement between IBM and Daksh until those resources are transferred to Concentrix. Services that are provided by other IBM divisions will also continue to be performed by IBM pursuant to that subcontracting arrangement.

Letter 004-ENG

Registered Office : Birla Tower, 1st Floor, 25 Barakhamba Road, Connaught Place, New Delhi – 110001

If you have questions, please contact your account focal point as follows:

Bharat Sikri, Contact No – 9810606161, Email ID – bharat.sikri@dc.ibm.com. Please retain this letter for your records.

IBM and Concentrix thank you for giving us the opportunity to help your business continue to succeed and we look forward to serving you in the future.

Sincerely,

IBM Daksh Business Process Services Private Limited (India) (“Daksh”)		Concentrix Corporation

By	/s/ Sunil Gupta	By	/s/ Simon Y. Leung
	Authorized Signature		Authorized Signature

Name:	Sunil Gupta	Name:	Simon Y. Leung

Title:	Director Finance	Title:	Senior Vice President and General Counsel

Letter 004-ENG